NovaBridge Appoints Martin Dewhurst to Board of Directors as an Independent Director

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Martin Dewhurst appointed as independent director and member of the Audit and Compensation Committees
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Veteran healthcare executive brings more than 30 years of leadership, governance, and strategic advisory experience

ROCKVILLE, MD, September 8, 2026 (GLOBE NEWSWIRE) – NovaBridge Biosciences (Nasdaq: NBP) (“NovaBridge” or the “Company”), a global biotechnology company that identifies differentiated innovation and applies disciplined development, financing, and partnering strategies to create value, today announced the appointment of Martin Dewhurst to its Board of Directors (the “Board”) as an independent director, and as a member of both the Audit Committee and the Compensation Committee, effective immediately.

Mr. Dewhurst is a global healthcare leader with more than 30 years of Board and C-suite experience across biotech, biopharma, medical devices, health tech, and healthcare investment. He has served as a Board Director, Audit Committee Chair, Remuneration Committee member, and strategic advisor, with governance and operating experience spanning the United States, Europe, China, India, Africa and the Middle East. His expertise includes growth strategy, transformation, governance, investor engagement, and scaling businesses globally.

"We are delighted to welcome Martin to the NovaBridge Board," said Fu Wei, Chairman of the Board of NovaBridge. "Martin brings a rare combination of global healthcare experience, strategic insight, and governance expertise gained over decades of working with leading healthcare organizations around the world. As NovaBridge continues to grow and evolve, his perspective on board oversight, organizational development, and long-term value creation will be a valuable addition to our Board.”

“I am honored to join NovaBridge at this important stage. I look forward to supporting the Board and management team with an independent perspective on strategy, governance, and long-term value creation,” said Mr. Dewhurst.

The appointment follows the departure of independent director Liu Xin from the Board. The Company thanks Ms. Liu for her dedicated service and valuable contributions to NovaBridge.

About Martin Dewhurst

Martin Dewhurst has over 30 years of experience across biotech, biopharma, medical devices, health tech, and healthcare investment. Previously, he spent more than three decades at McKinsey & Company, where he co-led McKinsey’s Global Life Sciences Practice for seven years, doubling its scale and impact while innovating client services in digital and analytics. He also co-founded and co-led the McKinsey Health Institute, and led McKinsey’s Organization Practice in EMEA, with a focus on human capital, transformation, and post-merger integration. Earlier in his career, he worked with Arthur Andersen & Co. and BP Solar International.

Mr. Dewhurst currently serves on the boards of Swixx BioPharma AG, Turn Therapeutics Inc. (Nasdaq: TTRX), Unilabs SA, Cytovation ASA, and Distalmotion SA, where he chairs the Audit Committee. He is also a member of the Remuneration Committee at Cytovation ASA. Previously, he served as Chair of the Advisory Board of MedGenome Labs Ltd. Mr. Dewhurst also serves as a Senior Advisor to Revival Healthcare Capital, PJT Partners’ Life Sciences practice, and Lightrock.

Mr. Dewhurst received an M.B.A. from INSEAD, where he was named to the Dean’s List, and a B.A. from Magdalen College, Oxford.

About NovaBridge

NovaBridge Biosciences (Nasdaq: NBP) is a global biotechnology company advancing a portfolio of therapeutic programs in oncology and ophthalmology. The Company identifies differentiated therapeutic opportunities, generates value-defining clinical evidence, and applies the development, financing, and partnering strategy best suited to each program.

NovaBridge’s portfolio is led by givastomig and VIS-101. The Company's objective is to build a sustainable biotechnology company by repeatedly identifying differentiated innovation, advancing it efficiently, and bringing novel therapies to patients through the path best suited to each opportunity.

For more information, please visit www.novabridge.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “believes,” “designed to,” “anticipates,” “future,” “intends,” “plans,” “potential,” “estimates,” “confident,” and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s expectations regarding the expected impact of the appointment of Mr. Dewhurst; the clinical development of the Company's drug candidates; and value creation. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application approval or eligibility for accelerated approval pathway or receipt of accelerated approval; the content and timing of decisions made by the relevant regulatory authorities, including the FDA, regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; the impact of macroeconomic conditions, including inflation, tariffs, volatile interest rates, regulatory uncertainty, potential government shutdowns, volatility in the capital markets, and regional and other global events, including ongoing armed conflicts in different regions of the world; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 7, 2026, and amended on June 16, 2026, as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

NovaBridge Biosciences

+1-240-745-6330

IR@novabridge.com

Bill Begien, VP, Investor Relations

bill.begien@novabridge.com

Jessica Zhang, Director, Public Relations

jessica.zhang@novabridge.com